Mail Stop 4561

September 29, 2008

James J. Leto
Chief Executive Officer
GTSI Corp.
3901 Stonecroft Boulevard
Chantilly, VA 20151

> **Re:** **GTSI Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 000-19394**

Dear Mr. Leto:

We have reviewed your response letter dated August 13, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 23, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 8. Financial Statements & Supplementary Data, page 38

Notes to Consolidated Financial Statements, page 45

Note 10. Related Party Transactions, page 57

1. We note your response to prior comment number 4 including the statement that the independent registered public accounting firm of EyakTek "did not want to include their report if the [2006] audited financial statements were not required." In light of the fact that these audited financial statements were required, tell us what consideration you gave to amending your Form 10-K for the fiscal year ended December 31, 2007 to include the December 31, 2006 audited financial statements of EyakTek and the auditor's report.

* * * * * * *

   Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

   You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have questions regarding the above comment.

      Sincerely,

      /s/ Stephen Krikorian

      Stephen Krikorian
      Accounting Branch Chief